File by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.
Commission File Number: 001-12003
Date: July 17, 2007

news release

YAMANA GOLD PROVIDES SECOND QUARTER OPERATIONAL HIGHLIGHTS

Toronto, Ontario, July 16, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today provided operational highlights for the second quarter of 2007.

Total gold production during Q2 2007 was approximately 116,000 ounces.  Gold production was 44,000 ounces from Chapada and 25,000 ounces from São Francisco with the balance from Yamana’s other operations including over 33,000 ounces of gold combined from San Andrés and Fazenda Brasileiro and approximately 12,000 ounces from Jacobina.  Copper production for Q2 2007 totaled approximately 31.5 million pounds. As previously announced, most of the production for 2007 is expected in the second half of the year.  The Company will assess its production expectations from time to time and as it continues to gain production experience from its mines recently placed into production will update its production schedule accordingly.

Preliminary total cash costs after by-product credits were approximately negative $465 per ounce.  On a co-product accounting basis, Yamana produced gold at a company-wide cash cost average of approximately $301 per ounce (not including Fazenda Nova where operations are being discontinued and Jacobina where operations are gradually resuming) and produced copper at an average cash cost of approximately $0.70 per pound including treatment and refining charges and transportation costs.  On a similar co-product basis, copper cash costs were approximately $0.60 per pound excluding treatment and refining charges and approximately $0.39 per pound excluding treatment and refining charges and transportation costs.  Total cash costs for gold production at Chapada were approximately $200 per ounce of gold after treatment and refining charges and transportation costs.  Cash costs are based on the aggregate of all treatment and refining charges and transportation costs incurred for all gold and copper sold during the quarter, rather than on only those costs attributable to the ounces of gold and pounds of copper produced during the quarter.

The average net gold price realized for gold sold during the quarter was approximately $665 per ounce thereby providing a gross margin per ounce of gold produced by Yamana’s operations in Q2 2007 of approximately $1,130 per ounce.

At Chapada, a total of 50,300 tonnes of concentrate were produced and 56,400 tonnes of concentrate were delivered for sale for the quarter.  Concentrate production is expected to further increase and cash costs are expected to decline at Chapada as operations ramp up to full capacity.

The mining and processing of more marginal or dump leach ore continued at São Francisco into the second quarter.  Lower grade material and material initially thought to be waste is showing higher grades than predicted.  The implications of this are more gold in reserves than had been anticipated but, in the short term, lower production and higher costs as this lower grade material is processed versus dumped in a waste pile.  This also has the effect of maintaining the proven and probable reserves of the higher grade material at São Francisco, which continue to be larger than previously forecast for this point in time, and still are available to be mined.

Operations at São Francisco have now begun to mine a higher percentage of the higher grade material, much of which will be processed through the gravity plant, and as such, production and cash costs are expected to improve over the balance of the year.

Production at Jacobina resumed on a gradual basis during Q2 2007 following implementation of additional safety protocols and recommendations of rock mechanics advisers after certain sill pillar failures in historically mined areas earlier this year.  Production is expected to increase in Q3 and further in Q4 as previously announced.

Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day by the first quarter of 2008 and to 8,500 tonnes per day by the end of 2008.  Current forecast production for 2008 is 150,000 to 160,000 ounces with production of 200,000 ounces targeted for 2009.

As at December 31, 2006, Jacobina’s proven and probable reserves were 1.2 million ounces with 2.9 million ounces of measured and indicated resources (inclusive of reserves) and 4.2 million ounces of additional inferred resources.

It is expected that production at Jacobina will be sustained at a rate of over 200,000 ounces per year after 2009 and, while this is largely dependant on upgrading the large indicated and inferred resources to reserves over the coming years, the resource base is considered sufficient for sustained production at this level from 2009 onward.

As part of the expansion strategy and upgrading of resources to reserves, underground mine development activities continued to progress at Canavieiras and at Morro do Vento Extension where most of the resource upgrade is expected.

A preliminary estimate of revenue, net of all treatment and refining costs, attributable to concentrate production from Chapada during the quarter is $142 million compared to $85 million in Q1 2007. Associated transportation costs were approximately $9.2 million.  Total revenue attributable to the quarter is estimated at $189 million compared to $145 million for Q1.

The company will be releasing its full Q2 financial results after the close of business on August 7, 2007.  A conference call will follow on August 8, 2007.

In other matters during Q2, the Company increased its credit facility to $300 million.  The facility remains completely undrawn.  The Company also completed the permitting application process for Gualcamayo and continued the feasibility study relating to the main open pit deposit at Gualcamayo. Both the permit and feasibility study are now pending.  The Company remains on schedule for start up of operations at Gualcamayo in mid-2008.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone	Jodi Peake
Chairman & Chief Executive Officer	Director, Investor Relations
(416) 815-0220	(416) 815-0220
E-mail: investor@yamana.com	Email: investor@yamana.com
www.yamana.com	www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.